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                           December 15, 2023

       Martin P. Klein
       Chief Financial Officer
       Athene Holding Ltd
       Second Floor, Washington House
       16 Church Street
       Hamilton, HM 11, Bermuda

                                                        Re: Athene Holding Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 13, 2023
                                                            File No. 001-37963

       Dear Martin P. Klein:

              We have reviewed your November 13, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Form 8-K dated August 7, 2023

       Exhibit 99.1
       Selected Income Statement Data, page 4

   1. We note your response to prior comments 1 and 2, as well as your response to comment 3 in our letter dated
September 18, 2023. The adjustment to normalize alternative
                                                        investment income to an
11% long-term return represents an individually tailored
                                                        accounting method that
has the effect of changing the recognition and measurement
                                                        principles required to
be applied in accordance with GAAP. Therefore, please remove the presentation of this
adjustment and related measures from your future filings. Refer to
                                                        Question 100.04 of the
Division of Corporation Finance   s Compliance & Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
 Martin P. Klein
Athene Holding Ltd
December 15, 2023
Page 2

       Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMartin P. Klein                        Sincerely,
Comapany NameAthene Holding Ltd
                                                         Division of
Corporation Finance
December 15, 2023 Page 2                                 Office of Finance
FirstName LastName